Exhibit 14.1

XPEL INC.
CODE OF BUSINESS CONDUCT AND ETHICS

A.	Scope.
This Code of Business Conduct and Ethics applies to all XPEL Inc. directors, officers and employees, as well as to directors, officers and employees of each subsidiary of XPEL, Inc. Such directors, officers and employees are referred to herein collectively as the “Covered Parties.” XPEL, Inc and its subsidiaries are referred to herein collectively as the “Company.”

B.	Purpose.
The Company is proud of the values with which it conducts business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code of Business Conduct and Ethics serves to (1) emphasize the Company’s commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behavior; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing.
Given the variety and complexity of ethical questions that may arise in the Company’s course of business, this Code of Business Conduct and Ethics serves only as a rough guide. Confronted with ethically ambiguous situations, the Covered Parties should remember the Company’s commitment to the highest ethical standards and seek advice from supervisors, managers or other appropriate personnel to ensure that all actions they take on behalf of the Company honor this commitment.

C.	Ethical Standards.

1.	Conflicts of Interest.
A conflict of interest exists when a person’s private interest interferes in any way with the interests of the Company. A conflict can arise when a Covered Party takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a Covered Party, or members of his or her family, receive improper personal benefits as a result of his or her position at the Company. Loans to, or guarantees of obligations of, Covered Parties and their family members may create conflicts of interest. It is almost always a conflict of interest for a Covered Party to work simultaneously for a competitor, customer or supplier. The best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers or competitors, except on the Company’s behalf.
Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or manager or, if circumstances warrant, the chief financial officer or chief executive officer of the Company. Any Covered Party who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section E of this Code.
All directors and executive officers of the Company shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chairman of the Company’s Audit Committee. No action may be taken with respect to such transaction or party unless and until such action has been approved by the Audit Committee.

2.	Corporate Opportunities.
Covered Parties are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position, except for opportunities as to which management or the Board of Directors have been fully informed and have expressly found consistent with the Company’s business objectives. Covered Parties owe a duty to the Company to advance its legitimate interests whenever possible. No Covered Party may use corporate property, information or position for improper personal gain, and no employee may compete with the Company directly or indirectly.

3.	Competition and Fair Dealing.
We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Covered Parties shall behave honestly and ethically at all times and with all people. They shall act in good faith, with due care, and shall engage only in fair and open competition, by treating ethically competitors, suppliers, customers and colleagues. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Covered Party should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice.
The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered or accepted by a Covered Party or any family member of a Covered Party unless it (1) is consistent with customary business practices, (2) is not excessive in value, (3) cannot be construed as a bribe or payoff and (4) not violate any laws or regulations. The offer or acceptance of cash gifts by any Covered Party is prohibited. Covered Parties should discuss with their supervisors, managers or other appropriate personnel any gifts or proposed gifts which they think may be inappropriate.

4.	Insider Trading.
Covered Parties who have access to confidential information are not permitted to use or share that information for securities trading purposes (“insider trading”) or for any other purpose except the conduct of the Company’s business. All non- public information about the Company should be considered confidential information. It is always illegal to trade in XPEL securities while in possession of material, non-public information, and it is also illegal to communicate or “tip” such information to others. While all Covered Parties are prohibited from insider trading, the Company has adopted a specific “Insider Trading Policy” applicable to the Company’s directors, executive officers and key employees (“Directors and Covered Employees”). This document is sent periodically to Directors and Covered Employees in connection with certification of compliance.

5.	Confidentiality.
Covered Parties must maintain the confidentiality of confidential information entrusted to them by the Company, its customers, partners or business associates, except when disclosure is authorized by an appropriate officer of the Company or required by laws or regulations. Confidential information includes all non- public information that might be of use to competitors, or that might be harmful to the Company or its customers, partners or business associates if disclosed. It also includes information that suppliers and customers have entrusted to the Company or that the Company has obligated itself to maintain in confidence. The obligation to preserve confidential information continues even after employment ends.

6.	Protection and Proper Use of Company Assets.
All Covered Parties should endeavor to protect the Company’s assets and ensure their proper use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used only for legitimate business purposes. Any suspected incident of fraud or theft should be immediately reported for investigation. Company charge accounts, credit cards, bank accounts and other resources are strictly limited to Company use. The Company’s equipment should not be used for non-Company business, though incidental personal use is permitted.
The obligation of Covered Parties to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or criminal penalties.

7.	Compliance with Laws, Rules and Regulations.
Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. In conducting the business of the Company, the Covered Parties shall comply with applicable governmental laws, rules and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business. Although not all Covered Parties are expected to know the details of these laws, it is important to know enough about the applicable local, state and national laws to determine when to seek advice from supervisors, managers or other appropriate personnel (see Section F).

8.	Timely and Truthful Public Disclosure.
In reports and documents filed with or submitted to regulators by the Company, and in other public communications made by the Company, the Covered Parties involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable. Where applicable, these Covered Parties shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. They shall not knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors.

9.	Significant Accounting Deficiencies.
The CEO, the CFO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal control over financial reporting.

10.	Discrimination and Harassment.
The diversity of the Company’s employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.

Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Please refer to the Company’s Policies and Procedures for more information on discrimination and harassment.

11.	Health and Safety.
The Company strives to provide each employee with a safe and healthy work environment. Each employee has a responsibility to maintain a safe and healthy workplace for all other employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in a condition to perform their duties, free from the influence of alcohol or illegal drugs. The use, sale, transfer or possession of alcohol, illegal drugs or other illegal substances is strictly prohibited while on Company property or while on Company business and will not be tolerated. This prohibition also includes illegal or improper use of controlled substances. Reporting to work while impaired by any such substance is also strictly prohibited.

12.	Record-Keeping.
The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported. Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a specific expense may be legitimately charged to the Company, ask your supervisor. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation. Periodic and other reports (financial or otherwise) to foreign, federal, state, and local government agencies must present a full, fair, accurate, timely and understandable disclosure by the Company. Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.

13.	Payments to Government Personnel.
The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Consult your supervisor if you have any questions.

D.	Waivers.
Waivers of this Code will not be granted except in limited circumstances, so as to protect the Company to the greatest extent possible. Any waiver of this Code for executive officers or directors may be made only by the Company’s Board of Directors or its Audit Committee after disclosure of all material facts by the individual seeking the waiver, and any waiver granted will be promptly disclosed as required by law or stock exchange regulations.

E.	Violations of Ethical Standards.

1.	Reporting Known or Suspected Violations.
The Company’s directors, chief executive officer and chief financial officer shall promptly report any known or suspected violations of this Code to the Chairman of the Company’s Audit Committee. All other Covered Parties should talk to supervisors, managers or other appropriate personnel about known or suspected illegal or unethical behavior. No retaliatory action of any kind will be permitted against anyone making such a report in good faith, and the Company’s Audit Committee will strictly enforce this prohibition. “Good faith” does not mean you have to be right, but it does mean that you must believe that you are providing truthful information. Covered Parties are expected to cooperate in internal investigations of misconduct.

2.	Accountability for Violations.
If the Company’s Audit Committee or its designee determines that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Covered Party may be disciplined for non-compliance with penalties up to and including removal from office or dismissal. Such penalties may include written notices to the individual involved that a violation has been determined, censure by the Audit Committee, demotion or re-assignment of the individual involved and suspension with or without pay or benefits. Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Party and the Company.

F.	Compliance Procedures.
We must all work together to ensure prompt and consistent action against violations of this Code. In some situations, however, it is difficult to know if a violation has occurred. Because we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, an the alternatives you have. Use your judgment and common sense. If something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the questions, and he or she will appreciate being consulted as part of the decision-making process.

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Seek help from Company resources. In rare cases where it would be inappropriate or uncomfortable to discuss an issue with your supervisor, or where you believe your supervisor has given you an inappropriate answer, discuss it with your local leadership or a member of the Audit Committee.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the maximum extent consistent with the Company’s legal obligations. The Company in all circumstances prohibits retaliation of any kind against those who report ethical violations in good faith.

•	Ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.
Notwithstanding any of the principles and guidelines set forth above, any Covered Party that is convinced that this Code has been violated must immediately report that information to the Audit Committee of the Board of Directors by contacting any of the following members of the Audit Committee at the address shown below:

John A. Constantine	c/o Corporate Secretary
Richard K. Crumly	XPEL, Inc.
Michael A. Klonne	618 W. Sunset Road
San Antonio, Texas 78216

The Audit Committee of the Board of Directors (or its designee) will be responsible for the enforcement of this Code relating to Covered Parties. This Code sets forth guidelines that all Covered Parties will be required to follow and any failure to comply with this Code may result in discipline, up to and including termination. However, nothing in this Code shall be construed to create a contractual right to employment where non previously existed, nor shall it in any way alter the at-will nature of any employee’s employment. The Company reserves the right to amend, alter or terminate this Code or its policies at any time for any reason.